UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)

CEPTON, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

15673X 101
(CUSIP Number)

Satoshi Kabashima KOITO MANUFACTURING CO., LTD. 4-8-3, Takanawa, Minato-ku Tokyo 108-8711 Japan Telephone: +81-3-3447-5142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages

CUSIP No. 15673X 101
1.	Names of Reporting Persons. KOITO MANUFACTURING CO., LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 19,624,741 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,624,741 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,624,741 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 155,608,919 shares of Common Stock outstanding as of August 1, 2022, as reported in the Cepton, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the Securities and Exchange Commission on August 11, 2022.

Page 2 of 3 Pages

Item 1. Security and Issuer

This statement constitutes Amendment Number 1 to the Schedule 13D (this “Statement”) relating to shares of common stock, par value $0.00001 per share (“Common Stock”), of Cepton, Inc., a Delaware corporation, whose principal executive offices are located at 399 West Trimble Road, San Jose, California 95131, and its designated business telephone number is (408) 459-7579 (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 18, 2022 (the “Initial Statement”) on behalf of the Reporting Person to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended by adding the following paragraph:

The description of the Potential Transaction set forth and defined in Item 4 of this Statement is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the cash consideration payable pursuant to the Letter of Intent will be obtained through Reporting Person’s existing resources including cash on hand.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraphs:

On August 29, 2022, the Reporting Person delivered a letter (the “Letter of Intent”) to Dr. Jun Pei, Chairman of the Board, President and Chief Executive Officer of the Issuer, in which the Reporting Person proposed to, directly or via a wholly-owned subsidiary of the Reporting Person, purchase convertible non-voting preferred securities (the “CPS”) convertible into the Issuer’s Common Stock for an aggregate subscription price of up to $100 million, where the conversion price of the CPS will be equal to (a) the lesser of (i) $1.50 and (ii) Issuer’s 5-day volume-weighted average price (VWAP) for the period prior to the closing date plus (b) a certain premium, subject to further discussion between the Reporting Person and the Issuer (the “Potential Transaction”). The signing of the Potential Transaction in the Letter of Intent is subject to certain conditions, including in particular satisfactory completion of a due diligence review, negotiation and agreement of transaction structure and transaction documents and approval of the Potential Transaction by the boards of directors of both the Reporting Person and the Issuer. No assurance can be given that definitive transaction agreements with respect to the Letter of Intent will be entered into or whether the Potential Transaction will eventually be consummated.

The Potential Transaction could result in one or more of the actions specified in clauses (a)−(j) of Item 4 of the Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a change to the present board of directors of the Issuer and a change to the present capitalization or dividend policy of the Issuer. The Reporting Person is expected to take actions in furtherance of the Letter of Intent or any amendment thereof.

The Reporting Person may at any time, or from time to time, amend, pursue, or choose not to pursue the Potential Transaction; change the terms of the Potential Transaction contemplated by the Letter of Intent, including the price, conditions, or scope of the Potential Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Potential Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

A copy of the Letter of Intent is filed as Exhibit 99.1 to this Statement, and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended with the following:

(a)	The Reporting Person directly owns 19,624,741 shares of Common Stock, representing approximately 12.6% of the Issuer’s issued and outstanding shares of Common Stock (based on 155,608,919 shares of Common Stock outstanding as of August 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the Securities and Exchange Commission on August 11, 2022).

Page 3 of 3 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended by incorporating by reference in its entirety the description of the Potential Transaction contained in the Letter of Intent and the other matters set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Letter of Intent, from the Reporting Person to the Board of Directors of the Issuer dated as of August 29, 2022 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2022

KOITO MANUFACTURING CO., LTD.

By:	/s/ Hideharu Konagaya
Name:	Hideharu Konagaya
Title:	Senior Managing Director